UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: PRINCIPAL EXCHANGE-TRADED FUNDS

Address of Principal Business Office:

655 9th Street Des Moines, IA 50392

Telephone number (including area code): 515-235-9328

Name and Address of Agent for Service of Process:

Adam U. Shaikh, Esq. The Principal Financial Group Des Moines, IA 50392

Copies to:

Veena K. Jain
Drinker Biddle & Reath LLP
191 N. Wacker Drive, Suite 3700
Chicago, IL 60606-1698

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒	NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Des Moines and State of Iowa the 6th day of February, 2015.

PRINCIPAL EXCHANGE-TRADED FUNDS

By: /s/ Michael J. Beer
Michael J. Beer
Trustee and Executive Vice President

Attest:

/s/ Beth C. Wilson
Beth C. Wilson
Vice President and Secretary